UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

001-33444

(Commission File Number)

Eurand N.V.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Eurand N.V.

PART I. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited Condensed Consolidated Financial Statements

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros)

	March 31, 2010 (Unaudited)	December 31, 2009 (Note 2)

ASSETS
Current Assets
Cash and cash equivalents	15,755	16,893
Marketable securities	19,576	23,049
Accounts receivable, less allowance for doubtful accounts of €357 and €436, respectively	19,257	21,331
Inventories, net	19,129	15,633
Prepaid expenses and other current assets	8,947	9,041
Deferred income taxes	2,107	2,086
Total Current Assets	84,771	88,033

Property, plant and equipment, net of accumulated depreciation of €75,886 and €73,145 , respectively	35,883	35,596
Goodwill	27,376	26,818
Other intangible assets, net of accumulated amortization of €6,193 and €5,720, respectively	6,258	6,288
Deferred income taxes	1,133	1,133
Other non current assets	21	21
Total Non Current Assets	70,671	69,856

Total Assets	155,442	157,889

See accompanying notes to unaudited condensed consolidated financial statements

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros, except share and per share amounts)

	March 31, 2010 (Unaudited)	December 31, 2009 (Note 2)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	-	207
Accounts payable	7,810	12,628
Income taxes payable	5,067	3,260
Accrued expenses and other current liabilities	17,810	20,158
Total Current Liabilities	30,687	36,253

Employees severance indemnities	3,846	3,932
Other non-current liabilities	3,286	3,192
Deferred income taxes	4,256	2,938
Total Non-Current Liabilities	11,388	10,062

Commitments and contingencies (Note 10)

Shareholders' Equity
Ordinary shares par value €0.01, authorized 130,000,000 as of March 31, 2010 and December 31, 2009, 47,880,696 and 47,856,976 issued and outstanding, as of March 31, 2010 and December 31, 2009, respectively	479	479
Additional paid-in capital	151,738	150,976
Accumulated deficit	(43,926)	(44,286)
Accumulated other comprehensive income	5,076	4,405
Total Shareholders' Equity	113,367	111,574
Total Liabilities and Shareholders' Equity	155,442	157,889

See accompanying notes to unaudited condensed consolidated financial statements

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of euros, except share and per share amounts)

	For the three months ended
	March 31, 2010	March 31, 2009
Product sales	26,846	24,003
Royalties	2,808	2,853
Development fees	1,421	2,302
Revenues	31,075	29,158
Cost of goods sold	(12,755)	(14,245)
Research and development expenses attributable to development fees	(1,232)	(1,612)
Other research and development expenses	(4,068)	(4,727)
Selling, general and administrative costs	(10,928)	(8,158)
Amortization of intangibles	(307)	(355)
Other expenses	(506)	-
Operating income	1,279	61

Interest income, net	17	53
Foreign exchange gain, net	512	56

Income before taxes	1,808	170

Income tax expense	(1,448)	(1,144)

Net profit (loss)	360	(974)

Net profit (loss) per share:
Basic profit (loss) per share	€0.01	€(0.02)
Diluted profit (loss) per share	€0.01	€(0.02)
Weighted average shares used to compute basic net profit (loss) per share	47,864,709	45,752,722
Weighted average shares used to compute diluted net profit (loss) per share	48,326,628	45,752,722

See accompanying notes to unaudited condensed consolidated financial statements

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Three months ended March 31, 2010 and 2009
 (In thousands of euros, except share amounts)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Income	Equity

As at December 31, 2008	45,751,997	458	134,643	(38,382)	5,383	102,102
Comprehensive income:
Net loss				(974)		(974)
Cumulative exchange translation adjustment					1,086	1,086
Comprehensive income						112
Stock option compensation			562			562
Exercise of stock options	1,500	-	-			-
As at March 31, 2009	45,753,497	458	135,205	(39,356)	6,469	102,776

As at December 31, 2009	47,856,976	479	150,976	(44,286)	4,405	111,574
Comprehensive income:
Net income				360		360
Cumulative exchange translation adjustment					671	671
Comprehensive income						1,031
Stock option compensation			695			695
Exercise of stock options	23,720	-	67			67
As at March 30, 2010	47,880,696	479	151,738	(43,926)	5,076	113,367

See accompanying notes to unaudited condensed consolidated financial statements

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of euros)

	For the three months ended
	March 31, 2010	March 31, 2009
Operating Activities
Net income (loss)	360	(974)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,512	1,747
Amortization	307	355
Non-cash interest income	(18)	-
Unrealized foreign exchange (gains) losses	(1,188)	(183)
Stock compensation	695	562
Deferred income taxes	60	21
Changes in operating assets and liabilities:
Accounts receivable, net	2,641	(2,561)
Inventories, net	(3,039)	(784)
Prepaid expenses and other current assets	477	(1,001)
Other non-current assets	-	(34)
Accounts payable	(5,041)	137
Accrued expenses and other current liabilities	(3,241)	4,939
Other non-current liabilities	(156)	798
Income taxes	1,806	(1,055)
Cash provided by (used in) operating activities	(4,825)	1,967

Investing Activities
Maturity of marketable securities	4,215	3,832
Purchases of property, plant and equipment	(631)	(784)
Cash provided by investing activities	3,584	3,048

Financing Activities
Net changes in short term borrowings	(208)	(32)
Exercise of stock options	67	-
Cash used in financing activities	(141)	(32)
Effect of exchange rates on cash	244	366
Increase (decrease) in cash and cash equivalents	(1,138)	5,349
Cash and cash equivalents at beginning of period	16,893	19,146
Cash and cash equivalents at end of period	15,755	24,495

Se     See accompanying notes to unaudited condensed consolidated financial statements

1.      Company Overview

Eurand N.V. is a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984 and converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006.  In May 2007, Eurand N.V. completed an initial public offering of its ordinary shares in the United States and its ordinary shares began trading on the NASDAQ Global Market.  In October 2009, Eurand N.V. completed a secondary public offering of its ordinary shares.  Eurand N.V.’s principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the United States, Italy, France and Ireland.

Eurand N.V. together with its subsidiaries (collectively the “Company”) is a specialty pharmaceutical Company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products, utilizing proprietary pharmaceutical technologies to develop novel products that it believes will have advantages over existing products or will address unmet medical needs.  Through collaboration arrangements, the Company has applied its technologies to drug products in a range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory.  The Company is developing and commercializing a portfolio of therapeutic products to address conditions associated with cystic fibrosis and gastrointestinal disorders and, which are being promoted in the United States with the Company’s own sales and marketing team.

2.      Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2010 and the year ending December 31, 2009, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”), consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to fairly present the financial position, results of operations, changes in shareholders’ equity and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. The accounting policies applied in preparing the accompanying unaudited condensed consolidated financial statements are consistent with those for the year ended December 31, 2009, except as discussed in Adoption of Accounting Standards below.

The preparation of the accompanying unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Adoption of Accounting Standards

In January 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-06 for Fair Value Measurements and Disclosures (ASC 820):  Improving Disclosures about Fair Value Measurements.  This ASU requires new disclosures for transfers in and out of Level 1 and 2 and activity in Level 3; and also clarifies existing disclosures for level of disaggregation and about inputs and valuation techniques.  The changes to the ASC as a result of this update were effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those years; and the adoption did not have a material impact on our consolidated financial statements. For Level 3 disclosures the Company does not expect that new requirements will have a significant impact on its consolidated financial statements.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, which amends ASC 605, “Revenue Recognition.”  ASU 2009-13 amends the ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available, (2) third-party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. Moreover, the ASU changes separability criteria applied in identification of units of accounting, abolishing the criterion that there must be objective and reliable evidence of fair value of the undelivered item(s) for the delivered item to be a separate unit of accounting. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company). The changes to the ASC as a result of this update also permit retrospective application for all periods presented. The Company is currently evaluating the potential impact, if any, of the adoption on its consolidated financial statements.

On 31 March 2010 FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-9, “Milestone Method of Revenue Recognition” (Issue 08-9). The ASU resulting from Issue 08-9 amends ASC 605-28. The Task Force concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements. Accordingly, the consensus states that an entity can make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The milestone method is not required and is not the only acceptable method of revenue recognition for milestone payments. The guidance in Issue 08-9 is effective for fiscal years, and interim periods within those years, beginning on or after 15 June 2010 (January 1, 2011 for the Company), and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented. Early adoption is permitted provided that the revised guidance is retrospectively applied to the beginning of the year of adoption. The Company has elected not to adopt the ASU before January 1, 2011. The Company does not expect that the adoption of the ASU will have a significant impact on the consolidated financial statements of the Company.

3.      Fair value measurements

The carrying amounts of cash and cash equivalents, net accounts receivable, net accounts payable and short term borrowings approximate their fair values as of March 31, 2010 and December 31, 2009.

As of March 31, 2010 and December 31, 2009 the Company held U.S. treasury bills and German government bonds; and U.S. treasury bills, German and French government bonds, respectively, classified as “held to maturity.” Held to maturity investments are recorded at cost, adjusted for amortization of premiums and discounts.

	March 31, 2010		December 31, 2009
	Carrying value	Fair value measured at prices quoted in active markets for identical assets (Level 1)	Carrying value	Fair value measured at prices quoted in active markets for identical assets (Level 1)

Marketable securities	19,576	19,549	23,049	23,013

For marketable securities, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. Level 1 inputs include quoted prices for identical instruments and are observable.

Marketable securities held as of March 31, 2010 and December 31, 2009 all had contractual maturities within one year of the reporting dates.

4.      Derivatives

The Company enters into forward exchange contracts to hedge receivables and payables denominated in U.S. dollars and Swiss francs. These contracts do not meet the criteria for formal designation and documentation at hedge inception and, accordingly, they are adjusted to fair value through income. Any respective assets or liabilities resulting from the fair value valuation of forward exchange contracts are disclosed as other current assets and other current liabilities, respectively, and were immaterial as of  March 31, 2010 and December 31, 2009. The notional amounts of the forward exchange contracts to sell U.S. dollars were $43,428,000 and  $29,723,000 as of March 31, 2010 and December 31, 2009, respectively. The notional amounts of the forward exchange contracts to buy Swiss francs were CHF 3,642,000 and CHF 3,776,000 as of March 31, 2010 and December 31, 2009, respectively. During the three months ended March 31, 2010 and 2009, the Company recognized foreign exchange losses of €1,527 and €394, respectively, within foreign exchange gain, net, in the unaudited consolidated statement of operations, related to these hedging activities.

5.      Inventories, net

	March 31, 2010 (unaudited)	December 31, 2009 (note 2)

Raw materials	11,462	9,759
Work in progress	3,785	3,174
Finished goods	3,882	2,700
	19,129	15,633

Allowances for obsolescence of inventories were €1,296 and €1,681 as of March 31, 2010 and December 31, 2009, respectively.

6.      Prepaid Expenses and Other Current Assets

	March 31, 2010 (unaudited)	December 31, 2009 (note 2)

Litigation settlement receivable – current portion	3,917	3,646
Prepayments	2,110	2,135
Recoverable amounts for income taxes	1,747	1,649
Recoverable amounts for other taxes	882	1,053
Deferred cost of goods sold	291	558
	8,947	9,041

7.      Income taxes

The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the three months ended March 31, 2010 and 2009 are the increase in the valuation allowance recorded on net operating losses (“NOLs”) incurred by certain of our subsidiaries and the effect of Imposta Regionale sulle Attività Produttive (“IRAP tax”) in Italy.

The IRAP tax is an Italian regional tax on productive activities, and has a statutory rate of 3.9%. The IRAP tax base is similar to the corporate tax base however deduction of interest and most labor costs is not permitted. The IRAP tax is not deductible for corporate tax purposes.

8.      Accrued Expenses and Other Current Liabilities

	March 31, 2010 (unaudited)	December 31, 2009 (note 2)

Accrued expenses	4,534	4,388
Accrued employee compensation	4,117	5,436
Social security and other contributions	1,411	1,523
Taxes, other than income taxes	1,044	898
Accrued product returns	1,699	3,595
Deferred revenues	5,005	4,318
	17,810	20,158

9.      Shareholders’ Equity

Share Capital

During the three months ended March 31, 2010 and 2009, the Company issued 23,720 and 1,500 ordinary shares, respectively, in order to satisfy our obligations on the exercise of employee stock options.

Equity Based Compensation

Certain of our employees participate in the Eurand N.V. Equity Compensation Plan (the “Plan”) for which a maximum of 9,735,224 ordinary shares have been authorized for grants of options and other share awards by us. The Plan, amended, restated and adopted on May 30, 2008 and amended on November 5, 2008 is an amendment and restatement of the Eurand N.V. Equity Compensation Plan amended, restated and adopted on August 29, 2007, which in turn was an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan.

The criteria for measurement of option value, and consequently the commencement of the amortization of the expense, were met for 696,250 and 44,000 options, respectively, during the three months ended March 31, 2010 and 2009.

10.      Commitments and Contingencies

We are involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on our consolidated financial statements.

11.         Per Share Information

In accordance with ASC Topic 260, “Earnings per Share,” we have reported both basic and diluted net profit (loss) per share, which were computed using the following data:

	For the three months ended March 31,
	2010 (unaudited)	2009 (unaudited)
EPS Numerator – Basic:
Net income (loss)	360	(974)

EPS Denominator - Basic
Weighted average number of ordinary shares outstanding	47,864,709	45,752,722

EPS Numerator – Diluted:
Net income (loss)	360	(974)

EPS Denominator - Diluted
Weighted average number of ordinary shares outstanding	47,864,709	45,752,722
Ordinary share equivalents: stock options	461,919	-
Weighted average shares used to compute diluted net profit (loss) per share	48,326,628	45,752,722

Weighted average of non-dilutive stock options	3,721,820	3,750,976

12.      Geographic Revenues

Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	For the three months ended March 31,
	2010 (unaudited)	2009 (unaudited)
U.S.A.	20,391	16,080
Germany	3,787	2,978
United Kingdom	2,133	2,445
Japan	819	1,133
Italy	649	1,417
France	453	916
Spain	450	421
Netherlands	440	609
Canada	395	402
Other	1,558	2,757
	31,075	29,158

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated financial statements and the related notes to our unaudited condensed consolidated financial statements and the other financial information appearing elsewhere in this report.  Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below. Accordingly, investors should not place undue reliance upon our forward-looking statements.

Forward Looking Statements

The forward-looking statements are contained primarily in the section entitled “Operating and Financial Review and Prospects”. All statements in this document that are not statements of historical fact are forward looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. In addition to the risks and uncertainties included in this Report on Form 6-K, other factors that could cause our actual results or actual outcomes to differ materially from those expressed in or implied by such forward-looking statements include, but are not limited to:

•
our ability to market, commercialize and achieve market acceptance for ZENPEP™ or any of the products that we are developing, commercializing or may develop or commercialize in the future, including the growth and establishment of specialty sales, marketing and distribution capabilities in the United States to commercialize products;

•
the possibility that our competitors have introduced significant quantities of unapproved products into the market place prior to the FDA’s April 28th, 2010 Stop Distribution date and that, for a period of time, this excess inventory will compete with sales of our approved product, ZENPEP;

•
the uncertainty surrounding the timing of the U.S. Food and Drug Administration’s (FDA) approval for Axcan’s ULTRASE® MT.  The Company licenses, manufactures and supplies Ultrase capsules to Axcan and there is possibility that we may have significantly reduced PEP sales to this customer in the United States until such approval is obtained, as well as subsequent competition in the event that the product is approved;

•	the expected timing, costs, progress or success of any of our preclinical and clinical development programs, regulatory approvals, or commercialization efforts;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates or products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, to obtain and maintain regulatory approval for certain of our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our products and product candidates;

•	our estimates, and the estimates of others, including research analysts, of our future performance; and

•
our estimates, and the estimates of others, including research analysts, regarding our anticipated future revenue, expenses, operating losses, capital requirements and our needs for additional financing.

Business Update

Marketed Product Updates

EUR-1008 – ZENPEP® (pancrelipase) Delayed-Release Capsules

FDA-approved ZENPEP is a proprietary porcine-derived pancreatic enzyme replacement product, or PEP, developed to address the 2004 FDA guidance on pancreatic enzyme products (PEPs).  It has been approved for the treatment of exocrine pancreatic insufficiency (EPI) due to cystic fibrosis (CF) or other conditions.  Patients suffering from EPI are unable to produce or secrete pancreatic enzymes necessary for digestion, resulting in the malabsorption of nutrients and overall malnutrition.  EPI patients typically require PEPs which break down fats, proteins and complex carbohydrates for proper absorption into the body.  PEPs are a daily requirement for patients with EPI and are considered necessary for survival of many patients with CF.  According to data from IMS Health, PEPs generated approximately $1.3 billion in worldwide sales and approximately $403 million in U.S. sales in 2009.

PEPs had been commercialized in the U.S. without the benefit of FDA approval for more than 70 years.  In 2004, after significant adverse event reports, the FDA conducted a review of PEPs and found that none demonstrated “consistent bioactivity that results in predictable safety and effectiveness,” primarily as a result of lack of product stability and overfill.  As a result of these findings, the FDA mandated that all PEPs be subject to FDA review and approval and established criteria to ensure consistent quality, potency and stability of PEPs.  The FDA initially allowed certain manufacturers to continue to manufacture and sell unapproved PEPs until April 28th 2008.  However, in October 2007 the FDA extended the deadline to April 28th 2010.  Based on publicly available materials and our industry knowledge, we are aware of three other PEP manufacturers that filed and have pending NDAs for a PEP and two (Solvay/Abbott and Johnson & Johnson) who have received FDA approval.  In 2009 two PEPs received FDA approval (Creon® from Solvay/Abbott and ZENPEP).  In April 2010, McNeil Consumer Healthcare, a subsidiary of Johnson & Johnson, announced FDA approval for Pancreaze™, its reformulated PEP, formerly marketed as Pancrease.

In addition to receiving five years of regulatory exclusivity as a new chemical entity (NCE), we have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of ZENPEP.  On February 9, 2010, the U.S. Patent and Trademark Office issued U.S. Patent No. 7,658,918, entitled "STABLE DIGESTIVE ENZYME COMPOSITIONS".  We expect that this patent will provide Eurand with patent coverage on ZENPEP until at least February 20, 2028.

Prior to ZENPEP’s commercial launch in November 2009, we marketed an unapproved PEP under the tradename Pancrelipase, distributed by X-GEN Pharmaceuticals, Inc. (X-GEN).  Pancrelipase accounted for approximately 21% of the prescriptions filled of the U.S. enteric-coated PEP market as of the week ended October 28, 2009, making it the second-most dispensed enteric coated PEP in the U.S. and the market leader in the low-dose segment.  In accordance with the FDA agreed-upon transition plan, shipments of Pancrelipase ceased with the first shipment of ZENPEP.  As part of our program to target all segments of the market, we retained our distribution arrangement with X-GEN and granted them the right to distribute the low dosage strength of ZENPEP as an authorized generic.  This product is currently marketed by X-GEN under the tradename PANCRELIPASE™ (pancrelipase) Delayed-Release Capsules.

Eurand is marketing ZENPEP to the approximately 120 CF Centers across the U.S. through our own sales force of 16 sales representatives and to the gastrointestinal market segment primarily through a contract sales organization of 49 sales representatives.

Recent Developments

In late March 2010, the FDA, in accordance with its previously stated guidance that all marketed PEPs were required to have FDA approval by April 28, 2010, declared this a Stop Distribution date for unapproved PEPs and advised that patients not currently taking an approved product begin working with their healthcare professionals to switch to an FDA-approved PEP. On April 29, 2010, the Centers for Medicare & Medicaid Services (CMS) announced that, effective immediately, certain unapproved PEPs would no longer be eligible for inclusion in the Medicaid Drug Rebate program.

We launched ZENPEP, a treatment for pancreatic insufficiency, in November 2009. In mid-December 2009, we introduced PANCRELIPASE™, an authorized generic (AG) to the 5000 unit dose of ZENPEP.  The AG is intended to retain the market share the unbranded Pancrelipase captured in 2009 in the low-dose segment of the gastroenterology market, which historically has moved to the lowest-cost product.

For the week ended April 30, 2010, our total pancrelipase franchise (including Pancrelipase, ZENPEP, and the AG) held 10% of total prescriptions in the coated PEP market.

On May 6th, 2010, Axcan announced that the FDA issued a complete response letter regarding Axcan’s New Drug Application (NDA) for its coated PEP, ULTRASE® MT.  This letter requires that deficiencies with respect to the manufacturing and control processes at the manufacturer of the active ingredient of Ultrase be addressed, before approval can be granted. The FDA has not requested any new clinical studies, but has raised requests relating to certain chemistry, manufacturing and control data, or CMC, work requirements for the active ingredient. Eurand is not the manufacturer of the active ingredient.   Axcan stated that they are working closely with the FDA to address outstanding questions and are confident that Ultrase will receive NDA approval, but cannot give any guidance at this point as to when approval will occur.

Axcan also has an uncoated PEP, VIOKASE®, which Eurand does not manufacture, for which Axcan submitted a rolling NDA in the first fiscal quarter of 2010.  Axcan recently announced that the Prescription Drug User Fee Act, or PDUFA, date for Viokase has been set for August 30, 2010.

We license, manufacture and supply Ultrase® capsules to Axcan and receive royalties based on a percentage of Axcan’s annual net sales of the finished product to wholesalers. Both in 2009 and in the three months ended March 31, 2010, revenues from product sales and royalties to Axcan in the United States accounted for 31% of our total revenues.  As the FDA’s April 28th deadline has passed and Axcan has still not received approval, we may have reduced PEP sales to this customer in the United States until such approval is obtained.  However, as the FDA indicated the April 28th, 2010 as a Stop Distribution date and has not demanded the recall of existing unapproved products, a supply of unapproved Ultrase will still be available at the pharmacies for some period of time.  In addition, the Ultrase product competes with ZENPEP.  As there are currently only three approved products for the PEP market (ZENPEP, Creon® by Solvay/Abbott and Pancreaze™ by Johnson & Johnson) as long as Ultrase and Viokase remain unapproved, an opportunity is presented for ZENPEP, or the other approved PEPs, to capture an additional share of the PEP market.

In conclusion, it is difficult for us to assess at this time what the impact of Axcan’s failure to gain FDA approval for Ultrase prior to the April 28th deadline or determine if they will, in fact, ever receive approval.  The timing of when Ultrase receives approval is clearly important.  As we move further into the future, the reduced revenues caused by a delay in Ultrase approval could have a financial impact on Eurand, but this impact could be mitigated by, among other things, an increase in ZENPEP’s PEP market share during this time period that Ultrase and Viokase are not available.  Eurand is currently analyzing and monitoring the situation to determine any potential impact on its future revenues.

Product Development Pipeline Updates

EUR-1008 – ZENPEP® (pancrelipase) Delayed-Release Capsules

US Launch Update

In late 2009, the European Medicines Evaluation Agency (EMEA) finalized its draft guidelines on the clinical development and evaluation of medicinal products, including PEPs, for the treatment of cystic fibrosis.  Based on these guidelines and the feedback we received from the EMEA on the clinical and regulatory path forward for EUR-1008 (ZENPEP), we anticipate initiating a Phase III study in Europe in the second half of 2010. We intend to out-license the distribution rights for EUR-1008 in Europe and Asia and discussions are ongoing with potential partners in those regions.

EUR-1073 – CLIPPER™ (beclomethasone dipropionate)

Chiesi Farmaceutici S.p.A., the licensor of EUR-1073, a proprietary development product for the treatment of ulcerative colitis, has completed a Phase IIIb clinical study in Europe comparing CLIPPER™ to the current standard of care, prednisolone, in ulcerative colitis.  The results of this study showed that CLIPPER met the primary efficacy endpoint of non-inferiority.   We are currently evaluating these results to determine if the safety profile of EUR-1073 can be differentiated from other comparable marketed products.

EUR-1025 – Once-Daily Formulation of Ondansetron

In March, we submitted a protocol to the FDA for a Phase III study evaluating EUR-1025 in the prevention of nausea and vomiting.  If the protocol is accepted, we expect to initiate the trial in the fourth quarter of 2010.

Presentation of Financial information

We prepared our financial statements included in this report in euros in accordance with U.S. GAAP. References to “U.S. dollars,” “dollars,” “U.S. $” or “$” in this report are to the currency of the United States and references to “euro”, “(euro)” or “€“ are to the single currency of the European Union.

Exchange Rate Information

Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.

The following table sets forth information regarding the exchange rates of U.S. dollar per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	High	Low	Average	Period End

Three months ended
March 31, 2009	1.3946	1.2547	1.3035	1.3261
June 30, 2009	1.4270	1.2903	1.3619	1.4020
September 30, 2009	1.4795	1.3852	1.4311	1.4630
December 31, 2009	1.5100	1.4243	1.4762	1.4332
March 31, 2010	1.4536	1.3344	1.3820	1.3526

Month in 2009
November	1.5085	1.4658	1.4909	1.4994
December	1.5100	1.4243	1.4579	1.4332

Month in 2010
January	1.4536	1.3870	1.4266	1.3870
February	1.3955	1.3476	1.3675	1.3660
March	1.3758	1.3344	1.3570	1.3526
April	1.3666	1.3130	1.3417	1.3302

Results of Operations

This section discusses our operating results.

Three months ended March 31, 2010, compared to the three months ended March 31, 2009

The following table shows how revenues for the three months ended March 31, 2010 changed compared to the same period in 2009.

	Three months ended March 31,
	2010	2009	Increase (decrease) compared to previous period
	(euros in thousands, except percentages)
Product sales	26,846	24,003	2,843	12%
Royalty income	2,808	2,853	(45)	-2%
Development fees	1,421	2,302	(881)	-38%
Total revenues	31,075	29,158	1,917	7%

Revenues. Total revenues were €31.1 million the for three months ended March 31, 2010, compared to €29.2 million for the same period in 2009, an increase of €1.9 million or 7%. The increase was primarily due to sales of ZENPEP®. Our growth was negatively affected by changes in exchange rates, which decreased the reported revenue figure by approximately €1.2 million for three months ended March 31, 2010. Excluding exchange rate effects the increase in revenues would have been 11%. Following the recent FDA announcements indicating that unapproved PEPs would not be recalled, the Company reviewed its product return provision relative to Pancrelipase, its unapproved PEP, and accordingly recognized revenues of €2.1 million, concomitantly reducing the provision for product returns.

Product sales were €26.8 million for the three months ended March 31, 2010, an increase of €2.8 million or approximately 12% compared to the same period in 2009. This increase was primarily due to sales of ZENPEP®. The increase in product sales growth would have been €3.8 million or 16% if negative currency effects worth approximately €1.0 million were excluded.

Royalties were €2.8 million for the three months ended March 31, 2010, a decrease of €45,000 or 2%, primarily due to negative foreign currency effects of approximately €176,000. Excluding exchange rate effect, royalties would have increased by 5%.

Development fees were €1.4 million for the three months ended March 31, 2010 compared to €2.3 million for the same period in 2009, a decrease of €881,000 or 38%. Our development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned.

Cost of Goods Sold. Cost of goods sold was €12.8 million for the three months ended March 31, 2010, compared to €14.2 million in the same period in 2009, representing a decrease of €1.5 million or 11%. This decrease compared to the growth of product sales was primarily due to the increased proportion of high margin products in total product sales and the reduction in the provision for products returns of €2.1 million in relation to Pancrelipase that was reported as revenues during the first quarter of 2010 with no corresponding cost of goods sold.

Research and Development Expenses. Research and development expenses were €5.3 million for three months ended March 31, 2010 compared to €6.3 million for the same period in 2009, representing a decrease of €1.0 million or 16%. We classify our research and development expenses into two categories, research and development expenses attributable to development fees and other research and development expenses.

Research and Development Expenses Attributable to Development Fees. For the three months ended March 31, 2010, we were involved in a number of external projects for third parties, which we classify in our consolidated statement of operations as research and development expenses attributable to development fees. For the three months ended March 31, 2010, we incurred €1.2 million in research and development expenses attributable to development fees, representing 23% of our total research and development expenses. This represented a decrease of €0.4 million compared to the same period in 2009. The largest component of these research and development expenses attributable to development fees was personnel costs. For the three months ended March 31, 2010, €0.4 million of personnel costs were incurred compared to €0.6 million for the same period in 2009. With more than 10 active external projects during the three months ended March 31, 2010 and 2009, no single project was individually significant.

Other Research and Development Expenses. In our consolidated statement of operations, we refer to internal research and development expenses as other research and development expenses. For the three months ended March 31, 2010, we incurred €4.1 million in other research and development expenses, representing 77% of our total research and development expenses. This represented a decrease of €0.7 million compared to the same period in 2009. Certain components of our other research and development expenses, notably clinical study activity, can significantly vary from quarter to quarter. Both for the three months ended March 31, 2010 and 2009, the only internal project that was individually significant with respect to our total research and development expenses was ZENPEP® (EUR-1008). In the three months ended March 31, 2010 development costs for EUR-1008 were €1.3 million and €1.9 in the same period in 2009. For the three months ended March 31, 2010 and 2009, the portion of our research and development expenses attributable to other internal development projects was €2.8 million and €2.8 million, respectively, and was comprised of multiple projects, none of which was individually significant in relation to our total research and development expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were €10.9 million for three months ended March 31, 2010 compared to €8.2 million for the same period in 2009, representing an increase of €2.8 million or approximately 34%. The increase is due primarily to costs associated with the launch of ZENPEP®, including the expansion of our sales force and marketing and patient-support programs.

Income tax expense. For the three months ended March 31, 2010, we recorded income taxes of €1.4 million on pre-tax income of €1.8 million. In the three months ended March 31, 2009, we recorded income taxes of €1.1 million on a pre-tax income of €170,000. Our taxes do not correlate directly with our consolidated profits and losses before tax for two main reasons. First, we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible. Second, we have recorded valuation allowances to reduce deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis to amounts that are deemed more likely than not to be recovered.

Changes in Financial Position

Cash and cash equivalents. Cash and cash equivalents were €15.8 million as of March 31, 2010 compared to €16.9 million as of December 31, 2009. Our cash and cash equivalents decreased primarily due to cash used by operating activities in the period of €4.8, investments in property, plant and equipment of €0.6 million, which more than offset cash received on maturity of marketable securities of €4.2 million.

Marketable securities. Marketable securities were €19.6 million as of March 31, 2010 compared to €23.0 million as of December 31, 2009.

Total shareholders’ equity. Shareholders’ equity increased from €111.6 million on December 31, 2009 to €113.4 million on March 31, 2010, primarily as a result of a net income of €0.4 million, the effects of share-based compensation of €0.7 million and a positive exchange translation adjustment of €0.7 million.

Off Balance Sheet Arrangements

As of March 31, 2010, we did not have any off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer. Our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize the cumulative effect of foreign currency translations as a separate component of shareholders’ equity.

A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax profit by approximately €520 for the three months ended March 31, 2010. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax profit by approximately €635 for the three months ended March 31, 2010.

Impact of Inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.

PART II. OTHER INFORMATION

ITEM 1A. RISK FACTORS
Risks Related to Our Financial Condition

We have a history of net losses, and we might not achieve or maintain profitability.

Except for a net income in 2008 of €13.6 million, which included a gain on settlement of litigation of €24.4 million which is not expected to recur, and a net income of €360,000 (or $487,000) for the three months ended March 31, 2010 which included revenues from the partial release of the provision for product returns related to Pancrelipase, we have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Pfizer. As of March 31, 2010, we had an accumulated deficit of €43.9 million (or  $59.4 million). Our net income (losses) were approximately €(6.7) million, €13.6 million and €(5.9) million in 2007, 2008 and 2009, respectively. In addition, we have made, and expect to continue to make, investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure. We expect to incur increased expenses as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and promote our lead product, ZENPEP® (pancrelipase) Delayed-Release Capsules, which was launched in November 2009.

The commercial launch of ZENPEP in the United States commenced in November 2009, but we expect that associated expenses will precede revenues generated by the increased spending. If our launch of ZENPEP is not successful, either because of competition from other PEPs, an inability to build market share, increased selling or other expenses, or other difficulties, we may not generate sufficient revenues from ZENPEP to reach profitability.

Even if developing and commercializing one or more of our product candidates is successful, we may not be able to achieve or maintain profitability. Whether we maintain our operating profitability and achieve profitability in the future will depend on our ability to generate revenues that exceed our expenses. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve profitability, the market value of our ordinary shares may decline and you could lose all or part of your investment.

Risks Related to ZENPEP®

We currently have limited internal sales and marketing capabilities. If we are unable to develop our sales and marketing capabilities on our own, or through contract sales forces or acquisition, we will not be able to fully exploit the commercial potential for ZENPEP® in the United States.

We have limited sales and marketing experience in the United States. We anticipate continuing to make significant expenditures to grow our sales force to sell ZENPEP in EPI and expand our marketing capabilities. In order to successfully exploit ZENPEP’s commercial potential, we must successfully market and sell the product against established competitors and work with third-party payors to establish reimbursement for ZENPEP. Any failure to deploy a sales force of sufficient size or inability to effectively operate in the marketplace could adversely impact the commercialization of ZENPEP and there can be no assurance that our marketing efforts will generate significant revenues.

Events or factors that may inhibit or hinder our ZENPEP commercialization efforts include:

•
continuing to develop our own commercial team to support ZENPEP consistent with the uses within its indication could be expensive and time-consuming and could result in high cash burn or reduced profitability;

•	failure to recruit, train, oversee and retain adequate numbers of effective sales and marketing personnel;

•	failure to acquire sales personnel that can effectively obtain access to, or persuade adequate numbers of, physicians to prescribe our products;

•	unforeseen costs and expenses associated with creating or acquiring and sustaining an independent sales and marketing organization;

•	incurrence of costs in advance of anticipated revenues and subsequent failure to generate sufficient revenue to offset additional costs; and

•	failure to understand the nature or needs of the market.

The FDA has indicated April 28th, 2010 as a Stop Distribution date for unapproved PEPs.  If companies have introduced significant quantities of unapproved products into the market place prior to the Stop Distribution date, then for a period of time, this excess inventory will compete with sales of our approved product.

Existing products to treat exocrine pancreatic insufficiency have been marketed in the United States since before the passage of the Federal Food, Drug, and Cosmetic Act, or FDCA, in 1938 and, consequently, there are currently marketed PEPs that have not been approved by the FDA. In 1995, the FDA issued a final rule requiring that these PEPs be marketed by prescription only, and, in April 2004, the FDA mandated that all manufacturers of EPI drug products file an NDA and receive approval for their products by April 2008 or be subject to regulatory action. In October 2007, the FDA published a notice in the Federal Register extending the deadline within which to obtain marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were (a) marketing unapproved pancreatic enzyme products as of April 28, 2004, (b) submitted NDAs on or before April 28, 2009 and (c) who continue diligent pursuit of regulatory approval.

The FDA has indicated that April 28th, 2010 is a Stop Distribution date for unapproved PEPs but has not demanded a recall of those products from the market.  If our competitors have introduced significant quantities of unapproved products into the market place prior to the Stop Distribution date, then for a period of time, this excess inventory will compete with sales of ZENPEP.

ZENPEP® competes with currently marketed products for exocrine pancreatic insufficiency (to the extent such products are either approved or are part of the inventory of unapproved PEPs that will remain on the market for a period of time) and our competitors may have more resources available to them than us.

ZENPEP competes with currently marketed products for exocrine pancreatic insufficiency. This competition could affect the market acceptance of ZENPEP or require us to lower the price of ZENPEP, which would negatively impact our margin and our ability to achieve profitability. Other companies with existing PEPs include Solvay Pharmaceuticals acquired by Abbott Laboratories or Solvay/Abbott; Axcan Pharmaceuticals, or Axcan, whose coated product, i.e. a product that has been coated to protect the enzymes from degradation resulting from acids in the stomach, has been licensed from us; and McNeil Consumer Healthcare, a subsidiary of Johnson & Johnson. In addition, we understand that other commercial entities have or have had synthetic product candidates in clinical development that could compete with ZENPEP. These and other companies may have greater resources available than we do to support their products.

Solvay announced approval in May 2009 for its reformulated PEP, Creon®. Johnson & Johnson announced its approval in April 2010 for its reformulated PEP, formerly marketed at Pancrease, now marketed as Pancreaze™. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA. Axcan has not yet received approval for its Ultrase NDA and we are unable to predict whether or when Axcan will receive approval (the Ultrase product which is currently marketed and awaiting approval has been licensed to Axcan by us and we receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product). The Creon, Pancreaze and Ultrase products compete with ZENPEP.

We currently do not intend to sell ZENPEP ourselves outside of the United States. Therefore, we must enter into arrangements with third parties to perform these services outside of the United States. We may not be able to effectuate these agreements.  If we or our collaboration partners outside of the United States are unable to commercialize ZENPEP® or experience significant delays in doing so, our growth prospects will be materially harmed.

We have invested significant time and financial resources in the development of ZENPEP. We currently intend to out-license commercial rights to ZENPEP outside the United States, including Europe and Asia. Our ability or that of our collaboration partners, to successfully develop and commercialize ZENPEP will depend on numerous factors, including:

•
our ability to find commercial partners with the appropriate resources to efficiently commercialize the product and enter into agreements on commercially reasonable or commercially viable terms and conditions;

•	our ability to coordinate global regulatory approval for the product in a consistent and effective manner;

•	successfully completing any trials and tests required by applicable regulatory authorities;

•	receiving marketing approvals from applicable regulatory authorities;

•	continued operation of our manufacturing facilities, and our raw material suppliers, in compliance with current good manufacturing practice regulations, or cGMP;

•	establishing favorable pricing from regulatory authorities outside of the United States; and

•	obtaining commercial acceptance of ZENPEP from the medical community and third-party payors.

Any of the foregoing factors would cause us or our licensees to be unable to commercialize ZENPEP in the timeframe anticipated or at all. Any such delay or failure would cause our product revenues to suffer.

Even though ZENPEP® has received regulatory approval for marketing in the United States, and we have met significant milestones necessary to achieve marketing authorization in several venues, we may not succeed in obtaining regulatory approval for ZENPEP from other regulatory agencies. Without regulatory approval from other regulatory agencies, we will be unable to commercialize ZENPEP to its full potential and our growth prospects will be materially impaired.

ZENPEP is subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. For example, to obtain regulatory approval for our lead product, ZENPEP, a new porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency, or EPI, clinical trials must demonstrate that our product is safe and effective for use in humans.

We evaluated ZENPEP in patients suffering from EPI secondary to Cystic Fibrosis in two Phase III clinical trials. Our pivotal Phase III clinical trial was completed in November 2006 and evaluated ZENPEP in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated ZENPEP in patients between the ages of 1-6. At the FDA’s request, we completed a bioavailability study, the results of which were included in the submission of our NDA for ZENPEP. We also conducted a Phase II/III Clinical Study comparing the safety and efficacy of two doses of ZENPEP for fat absorption in adult CP patients with EPI. The results of that study were announced in November 2009.

With regard to our United States regulatory submissions, we completed the rolling submission of our NDA for ZENPEP in December 2007 and the NDA filing was accepted and granted priority review in February 2008. In June 2008 we received an approvable letter from the FDA. We and our raw material supplier, Nordmark Arzneimittel GmbH & Co., responded to the deficiencies identified in the letter in late 2008. We received a complete response letter in January 2009 and were issued a late second quarter 2009 PDUFA date. In June 2009, the FDA notified us that it had extended the June 2009 PDUFA date by three months. On August 27, 2009, the FDA approved ZENPEP for sale in the United States for the treatment of EPI.

With regard to our European regulatory submissions, we filed with the Pediatric Committee, or PDCO, our Pediatric Investigational Plan, or PIP, for ZENPEP in June 2008 and the PIP was validated in July 2008. In September 2008 we received the PDCO Summary Report with the Request for Modification. We responded to the Request for Modification in March 2009, and we met with EMEA in late 2009 to discuss our submission. We recently received feedback from the EMEA on the clinical and regulatory path forward for ZENPEP in light of the EMEA’s recent guidelines. Based on the recommendation of the EMEA we expect to initiate a Phase III study in Europe in the second half of 2010. Satisfaction of regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.

Even though we have completed two Phase III clinical trials and one Phase II/III Clinical Study in the United States with respect to ZENPEP, we may never succeed in obtaining approval from the EMEA or any other applicable regulatory authority. Furthermore, since we currently intend to market ZENPEP directly in the United States and to out-license commercial rights to ZENPEP in many jurisdictions outside the United States, we must obtain regulatory approval in each non-U.S. jurisdiction, which vary in their approval procedures, requirements and review. ZENPEP may fail to receive and maintain regulatory approval in certain jurisdictions for many reasons, including:

•	our failure to demonstrate to the satisfaction of the EMEA or any other applicable regulatory authority that ZENPEP is safe and effective for a particular indication;

•	our inability to demonstrate that the benefits of ZENPEP outweigh its risks;

•	disagreement of the EMEA or any other applicable regulatory authorities with the manner in which we interpret the results from clinical trials;

•	failure of the EMEA or any other applicable regulatory authorities to approve our manufacturing processes or facilities; and

•	a change in the approval policies or regulations of the EMEA or any other applicable regulatory authority, or a change in the laws governing the approval process.

If we are unable to obtain adequate reimbursement for ZENPEP® from government health administration authorities, private health insurers and other organizations, ZENPEP may be too costly for regular use and our ability to generate revenues would be harmed.

ZENPEP was only recently approved by the FDA, and accordingly, we have limited insurance coverage and third-party reimbursement policies for ZENPEP. Our future revenues and profitability will be adversely affected if governmental, private third-party payors and other third-party payors, including Medicare and Medicaid, do not sufficiently defray the cost of ZENPEP to the consumer. If these entities do not provide coverage and reimbursement for ZENPEP or determine to provide an insufficient level of coverage and reimbursement, ZENPEP may be too costly for general use, and physicians may not prescribe it. Many third-party payors cover only selected drugs, making drugs that are not preferred by such payor more expensive for patients, and often require prior authorization or failure on another type of treatment before covering a particular drug.

In addition to potential restrictions on coverage, the amount of reimbursement for our products may adversely affect results of operations. In the United States and elsewhere, there have been, and we expect there will continue to be, actions and proposals to control and reduce healthcare costs. Government and other third-party payors are challenging the prices charged for healthcare products and increasingly limiting and attempting to limit both coverage and level of reimbursement for prescription drugs.

If adequate coverage and reimbursement by third-party payors is not achieved, our ability to successfully commercialize ZENPEP may be adversely impacted. While prior to fully establishing reimbursement, we intend to deploy marketing strategies designed to make ZENPEP affordable for patients, this will include, in certain circumstances, providing samples prior to obtaining reimbursement.  As samples are provided free of charge we may incur additional costs in advance of generating revenue. In the event we are not able to successfully deploy such strategies, the market share of ZENPEP, and our revenue may suffer. Any limitation on the use of ZENPEP or any decrease in the price of ZENPEP will have a material adverse effect on our business.

Risks Related to Our Business

Our revenue is currently dependent upon a small number of customers, the loss of any one of which could have a material adverse impact on our business, financial condition and results of operations. Axcan is currently our largest customer and we are currently the exclusive supplier of coated PEPs to Axcan in the United States. Axcan did not receive approval of an NDA for its product by the April 28, 2010 deadline, or its May 5, 2010 Prescription Drug User Fee Act (PDUFA) date, and we may have no or significantly reduced PEP sales to this customer in the United States until such approval is obtained.

Our revenue is currently dependent upon a small number of customers. Our top two customers together accounted for 27%, 29% and 38% of total revenues in 2007, 2008 and 2009, respectively, and 11%, 16% and 43% of the accounts receivable balance as of December 31, 2007, 2008 and 2009, respectively. Our largest customer, Axcan, accounted for 17%, 23% and 31% of total revenues in 2007, 2008 and 2009, respectively, and 8%, 7% and 37% of the accounts receivable balance as of December 31, 2007, 2008 and 2009, respectively. In the three months ended March 31, 2010, our top two customers together accounted for 37% of our revenues. In the three months ended March 31, 2010, our largest customer, Axcan, and our second largest customer, Cephalon, accounted for 31% and 6% of our revenues, respectively. Our second largest customer in 2007 was Glaxo Smith Kline, or GSK, and Cephalon in both 2008 and 2009, and each accounted for 10%, 7% and 8% of our total revenues, respectively. The loss of either of our top two customers could have a material adverse effect on our business, financial condition and results of operations. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the United States. The FDA has indicated that April 28th, 2010 is a Stop Distribution date for PEPs that do not have approved NDAs. Axcan did not receive approval of an NDA for its product by the April 28, 2010 deadline, or its May 5, 2010 PDUFA date. We may have significantly reduced PEP sales to this customer in the United States until such approval is obtained or no PEP sales to this customer in the event that they are unable to obtain approval. Additionally, our approved product, ZENPEP, will compete with Axcan’s product.

We depend on the success of our existing products. If we are unable to maintain our existing arrangements with our licensees or fail to establish new licensing arrangements, our business and growth prospects will suffer.

Product sales and royalties of our top ten products accounted for approximately 68%, 67% and 72% of our total revenues in 2007, 2008 and 2009, respectively. Product sales and royalties of our top ten products accounted for approximately 77% of our total revenues in the three months ended March 31, 2010. We depend on our arrangements with licensees and marketing collaborators to sell the majority of our products. If our licensees or marketing collaborators discontinue sales of our products, seek alternative or additional suppliers for the same or similar products or fail to satisfy their obligations under their agreements with us, or we are unable to establish new licensee and marketing relationships, our growth prospects would be materially harmed. For example, in 2006, a large customer for one of our cardiovascular products brought in a second supplier of the product, reducing their purchases from us by approximately €2.0 million. In addition, if our licensees and marketing collaborators do not manage their inventory levels successfully, it could negatively impact our business and increase the volatility of our operating results. For example, in 2004, one of our major customers built up inventory levels of a product we supply to them; accordingly, their purchases in 2005 were substantially less than anticipated.

In addition, we may develop a proprietary product that competes directly with products that we currently supply to our existing licensees. This may have an adverse effect on our relationship with our licensees. For example, ZENPEP competes directly with existing PEPs that we supply to Axcan in the United States. Alternatively, a licensee could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our arrangement that could affect such licensee’s ability to perform its obligations under their agreement with us. The loss of licensees could materially adversely affect our business and financial condition.

Disputes may arise involving the contractual obligations of our customers, licensees or marketing collaborators to purchase our products or pay royalties on the sale of our products, and such disputes, if not resolved in our favor, could result in decreased revenues and material harm to our business.

Disputes may arise between us and a customer, licensee or marketing collaborator and may involve the issue of the obligation of the customer, licensee or marketing collaborator to continue to purchase our products and pay royalties on the sale of our products. Such a dispute could result in expensive arbitration or litigation, which may not be resolved in our favor.

We have a few key suppliers and the loss of one of these suppliers could interrupt the manufacturing of one or more of our products. Some of such suppliers are our sole source for key materials.

The FDA, EMEA and other applicable regulatory agencies each require us to identify to them any supplier of materials used in our products. We currently have a non-exclusive supply agreement with Nordmark Arzneimittel GmbH & Co, or Nordmark, under which Nordmark manufactures and supplies us with the pancreatin used in our

ZENPEP formulation. Nordmark is currently our sole source for the pancreatin used in ZENPEP. We also rely on a sole source for two coating materials, Ethocel and Shellac, used in our Diffucaps and Microcaps technologies. We have short term contractual agreements with these sole source suppliers. In the event that we are unable to obtain these materials from our current suppliers on acceptable terms, and are required to replace these products with alternatives, if such exist, the FDA or the EMEA may require additional testing and prior review and approval before they permit us to use the new supplier. It would typically take one year or more to identify and approve a new supplier. The loss of one of our current suppliers or any significant decrease or interruption in supply could interrupt the manufacture of our products. Furthermore, the FDA or the EMEA could extend these delays in situations where it requires approval of an alternative supplier. The loss of one of these sole suppliers could have a material adverse effect on our business.

Any difficulties with, or interruptions of, our manufacturing could delay our output of products and harm our relationships with our collaborators. If we are unable to continue to manufacture our existing products, our results of operations and future prospects will suffer.

Any difficulties with or interruptions of our manufacturing could delay our output of products and harm our relationships with our collaborators. We manufacture most of our products at our facilities in Milan, Italy and Dayton, Ohio. Due to regulatory and technical requirements, we have limited ability to shift production among our facilities or to outsource any part of our manufacturing to third parties. Damage to any of our manufacturing facilities caused by human error, physical or electronic security breaches, power loss or other failures or circumstances beyond our control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble or shortage, or inability to obtain material, equipment or transportation, could interrupt or delay our manufacturing or other operations. Furthermore, all of our employees in Europe, except our Chief Executive Officer, are subject to collective bargaining agreements, and national labor disputes could result in a work stoppage or strike by employees that could delay or interrupt our output of products. Due to the nature of these collective bargaining agreements, we have no control over such work stoppages or strikes by our employees in Europe, and a strike may occur even if our employees do not have any grievances against us. Any interruption in manufacturing, whether due to limitations in manufacturing capacity or arising from factors outside our control, could result in delays in meeting contractual obligations and could have a material adverse effect on our relationships with our collaborators and on our revenues.

The FDA, the EMEA and other applicable authorities periodically inspect our facilities to ensure compliance with various regulations, including those relating to current good manufacturing practice, or cGMP. In addition, the U.S. Drug Enforcement Agency, or DEA, applicable E.U. authorities and other applicable regulatory authorities must approve our facilities and processes for handling controlled substances. Those agencies may monitor our use of controlled substances and we may be subject to inspections evaluating our compliance with the use and handling of controlled substances. Our failure to comply with such requirements and standards of these agencies could result in the suspension of our manufacturing or closure of our facilities, which could have a material adverse effect on our business.

Development of pharmaceutical products is expensive, time-consuming and subject to uncertainties, and we may not realize a return on our investment in product development for a significant period of time, if at all.

Developing pharmaceutical products is expensive, and there is typically a significant amount of time prior to realizing a return on an investment in product development, if a return is realized at all. In 2007, 2008 and 2009, our research and development expenses were €17.1 million, or approximately 20% of our total revenues, and €20.3 million, or approximately 21% of our total revenues and €23.6 million or approximately 20% of our total revenues, respectively. In the three months ended March 31, 2010, our research and development expenses were €5.3 million (or $7.2 million), or approximately 17% of our total revenues.

To obtain regulatory approval for the sale of any product candidates, extensive clinical trials must demonstrate that our products are safe and effective for use in humans. Clinical trial costs are included in our research and development expenses and may take years to complete. We cannot be sure that we or our collaboration partners will complete clinical testing within the time we anticipate or that we or they will be able to do so without requiring significant resources or expertise in excess of what we anticipate. Completion of clinical trials depends on various factors, including the indication and size of the patient population and its proximity to clinical sites, the nature of the clinical protocol, the eligibility of the criteria for trial, competition for trial patients, availability of sufficient quantities of a product candidate, the assistance of third parties, regulatory compliance and adequate financial resources.

Our future plans include significant investments in research and development, including clinical trials, and related product opportunities. We believe that we must continue to dedicate a significant amount of financial and operational resources to our research and development efforts to grow our business and maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may perform in an unsatisfactory manner, such as by failing to meet established deadlines for the completion of such trials.

We rely in large part on third parties such as contract research organizations, or CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. For example, we used CROs to monitor, supervise and compile data on our clinical trials for ZENPEP. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP, and the investigational plan and protocols contained in the relevant regulatory application, such as the investigational new drug application. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or prevented.

There is a high risk that our product candidates will not have successful clinical trial results and will not advance to the regulatory approval stage.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, the EMEA, or other applicable regulatory authorities, in adequate, well-designed and properly conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure or delay of one or more of our or our collaborators’ clinical trials may occur at any stage of testing. Historically, favorable results from preclinical studies and early clinical trials have often not been confirmed in later clinical trials. Many companies in the pharmaceutical industry have experienced significant setbacks in advanced clinical trials or during the regulatory approval process, despite promising results. The effects of our product candidates may be different than expected or may include undesirable side effects that delay, extend or preclude regulatory approval or limit their commercial use if approved.

A number of events or factors, including any of the following, could delay the completion of our and our collaborators’ ongoing and planned clinical trials and negatively impact our ability to market and sell, a particular product or product candidate, including the recently approved ZENPEP:

•	conditions imposed on us or our collaborators by the FDA, the EMEA or other applicable regulatory authorities, regarding the scope or design of our clinical trials;

•	the results of clinical trials may not meet the level of statistical significance required for approval by the FDA, the EMEA or other applicable regulatory authorities;

•	the FDA, the EMEA or other applicable regulatory authorities may require additional or expanded trials;

•
delays in obtaining, or the inability to obtain or maintain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

•	difficulties in manufacturing the product;

•	difficulties enrolling subjects and high drop-out rates of subjects in our or our collaborators’ clinical trials;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

•	serious or unexpected drug-related side effects experienced by subjects in clinical trials; or

•	failure of our third-party contractors or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

Our clinical trials may not begin as planned, may need to be redesigned, and may not be completed on schedule, if at all. Delays in our clinical trials may result in increased development costs for our product candidates, which would cause the market price of our shares to decline and limit our ability to obtain additional financing. In addition, if one or more of our clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced.

Even if we complete our clinical trials, we may never succeed in obtaining regulatory approval for any of our product candidates. Without regulatory approval, we will be unable to commercialize our product candidates, and our growth prospects will be materially impaired.

All of our product candidates must successfully complete development and gain regulatory approval before we or our collaborators can market them. Of the large number of products in development, only a small percentage result in the submission of a new drug application, or NDA, to the FDA or EMEA, and even fewer are approved for commercialization. If the safety and efficacy of our product candidates is not demonstrated, the required regulatory approvals to commercialize these product candidates will not be obtained. Any product candidate that we or our collaborators seek to commercialize is subject to extensive regulation by the FDA, EMEA and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. In the United States and in many other jurisdictions, rigorous preclinical studies and clinical trials and an extensive regulatory review process must be successfully completed before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.

The time required to obtain approval by the FDA, the EMEA or other applicable regulatory authorities is unpredictable but typically it takes many years following the commencement of clinical trials, depending upon numerous factors, including the complexity of the product candidate. Our product candidates may fail to receive regulatory approval for many reasons, including:

•	the failure to demonstrate to the satisfaction of the FDA, the EMEA or other applicable regulatory authorities that a product candidate is safe and effective for a particular indication;

•	the inability to demonstrate that a product candidate’s benefits outweigh its risks;

•	the inability to demonstrate that the product candidate presents an advantage over existing products;

•	disagreement of the FDA, the EMEA or other applicable regulatory authorities with the manner in which the results from preclinical studies or clinical trials are interpreted;

•
failure of the FDA, the EMEA or other applicable regulatory authorities to approve the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	a change in the approval policies or regulations of the FDA, the EMEA or other applicable regulatory authorities, or a change in the laws governing the approval process.

The FDA, or the EMEA or other applicable regulatory authorities, might decide that our findings are insufficient for approval and thus might require additional clinical trials or other studies. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them. Furthermore, since we intend for our products to be commercialized in many jurisdictions, regulatory approval in each such jurisdiction must be obtained. The approval procedures vary among countries and can involve additional and costly preclinical studies and clinical testing and review. The time required to obtain approval in various jurisdictions may differ from that required to obtain FDA or EMEA approval, and approval by one regulatory authority, such as the FDA or EMEA, does not ensure approval by regulatory authorities elsewhere. The failure to obtain these approvals could harm our business and result in decreased revenues from lost sales, milestone payments or royalties in our co-development agreements.

Regulatory approval of a product candidate is limited to specific uses identified in the approval. Certain material changes to an approved product, such as manufacturing changes or additional label claims, are subject to further regulatory review and approval. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval, and any governmental approval can be withdrawn. Any problems with an approved drug or any violation of regulations could result in restrictions on the drug, including withdrawal from the market. In particular, drug manufacturers are subject to strict requirements governing their manufacturing practices and regular inspections to assess compliance with these and other requirements. Failure to comply with governmental requirements could lead to sanctions.

Regulatory approval of a product candidate in any jurisdiction is unpredictable. Despite guidance from the FDA, EMEA or other applicable regulatory agencies, there is no guarantee of obtaining approval. In addition, standards enunciated by regulatory agencies are constantly subject to change as a result of factors outside of our control. Our growth prospects will be materially impaired as a result of any delay in, or failure to receive, required regulatory approval for some or all of our product candidates.

Failure to obtain regulatory approval for our products in our markets and to retain approvals already granted will prevent us from marketing or licensing our products in these markets.

Sales of our products outside the United States and any of our product candidates that are commercialized are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our products and product candidates in markets outside the United States will be subject to regulatory clearances in those jurisdictions.

Approval and other regulatory requirements vary by jurisdiction and may differ from the United States requirements. We may be required to perform additional preclinical or clinical studies even if FDA approval has been obtained. In addition, failures in European preclinical or clinical studies could impact our filings in the United States. Many countries also impose product standards, packaging and labeling requirements and import restrictions on our products. The approval by government authorities outside of the United States is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

In addition, changes in regulatory requirements can affect the commercial success of our existing products. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the United States. Both in 2009 and in the three months ended March 31, 2010, revenues from product sales and royalties to Axcan in the United States accounted for 31% of our total revenues. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action (this deadline was later extended to April 28th, 2010).  Axcan filed an NDA with the FDA with respect to the PEP we supply to them and, if such product is approved for sale in the United States, we would supply such product to Axcan.  As the FDA recently announced that April 28th, 2010 shall serve as a Stop Distribution date and Axcan did not receive approval for its product by that date (or its May 5, 2010 PDUFA date), we are unable to predict whether or when Axcan will receive approval and we may have reduced PEP sales to this customer in the United States until such approval is obtained.

Even if our product candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if our product candidates are approved for commercialization, or our products do not require approval for commercialization, they may not become commercially viable products. For example, even if we or our collaborators receive regulatory approval to market a commercial product, any such approval may be subject to limitations on the indicated uses for which we or our collaborators may market the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market and not result in product sales. A product or product candidate may not result in commercial success for various reasons, including:

•	difficulty in large-scale manufacturing;

•
low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•	insufficient or unfavorable levels of coverage or reimbursement from government or third-party payors;

•	incompatibility with other drugs;

•	infringement on proprietary rights of others for which we have not received licenses;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	lack of cost-effectiveness; and

•	timing of market introduction of competitive products

If we are unable to develop commercially viable products, our business, results of operations and financial condition will be adversely affected.

Our existing products and our product candidates, if they receive regulatory approval for marketing, remain subject to ongoing regulatory requirements and, if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

After receipt of initial regulatory approval, each of our products remains subject to extensive post-approval regulatory requirements, including requirements relating to manufacturing, labeling, packaging, post-approval clinical requirements, adverse event reporting, Risk Evaluation & Mitigation Strategies (REMS), storage, advertising, promotion, distribution and record-keeping. Furthermore, if we receive regulatory approval to market a particular product candidate, the product will also remain subject to the same extensive regulatory requirements. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses and render the approved product candidate not commercially viable. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of such approved product or its withdrawal from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we or our collaborators fail to comply with the regulatory requirements of the FDA, the EMEA and other applicable regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters and untitled letters;

•	civil penalties and criminal prosecutions and penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or of supplements to approved applications.

If we or our collaborators are slow or unable to adapt to changes in existing regulatory requirements or the promulgation of new regulatory requirements or policies, we or our collaborators or licensees may lose marketing approval for our products, resulting in decreased revenue from milestone payments, product sales or royalties and may potentially impact our ability to conduct business in the future.

If we fail to comply with the laws governing the marketing and sale of our products, regulatory agencies may take action against us, which could significantly harm our business.

As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In particular, there are many federal, state and local laws that we need to comply with now that we are engaged in the marketing, promoting, distribution and sale of pharmaceutical products. The FDA extensively regulates, among other things, promotions and advertising of prescription drugs. In addition, the marketing and sale of prescription drugs must comply with the Federal fraud and abuse laws, which are enforced by the Office of the Inspector General of the Division, or OIG, of the Department of Health and Human Services. These laws make it illegal for anyone to give or receive anything of value in exchange for a referral for a product or service that is paid for, in whole or in part, by any federal health program. The federal government can pursue fines and penalties under the Federal False Claims Act which makes it illegal to file, or induce or assist another person in filing, a fraudulent claim for payment to any governmental agency.

Because, as part of our commercialization efforts, we provide physicians with samples we must comply with the Prescription Drug Marketing Act, or PDMA, which governs the distribution of prescription drug samples to healthcare practitioners. Among other things, the PDMA prohibits the sale, purchase or trade of prescription drug samples. It also sets out record keeping and other requirements for distributing samples to licensed healthcare providers.

In addition, we must comply with the body of laws comprised of the Medicaid Rebate Program, the Veterans’ Health Care Act of 1992 and the Deficit Reduction Act of 2005. This body of law governs product pricing for government reimbursement and sets forth detailed formulas for how we must calculate and report the pricing of our products so as to ensure that the federally funded programs will get the best price.

Moreover, many states have enacted laws dealing with fraud and abuse, false claims, the distribution of prescription drug, drug samples and gifts, and the calculation of best price. These laws typically mirror the federal laws but in some cases, the state laws are more stringent than the federal laws and often differ from state to state, making compliance more difficult. We expect more states to enact similar laws, thus increasing the number and complexity of requirements with which we would need to comply.

Compliance with this body of laws is complicated, time consuming and expensive. We are a relatively small company that only recently began directly commercializing pharmaceutical products. As such, we have very limited experience in developing and managing, and training our employees regarding, a comprehensive healthcare compliance program. We cannot provide absolute assurance that we are or will be in compliance with all potentially applicable laws and regulations. Even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Failure to comply with all potentially applicable laws and regulations could lead to penalties such as the imposition of significant fines, debarment from participating in drug development and marketing and the exclusion from government-funded healthcare programs. The imposition of one or more of these penalties could adversely affect our revenues and our ability to conduct our business as planned.

In addition, the Federal False Claims Act, which allows any person to bring suit alleging the submission or the causing of submission of false or fraudulent claims for payment under federal programs and other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like us may have to defend a false claim action. We could also become subject to similar false claims litigation under state statutes. If we are unsuccessful in defending any such action, such action may have a material adverse effect on our business, financial condition and results of operations.

Rapid technological change could make our products, product candidates or technologies obsolete.

Pharmaceutical technologies and products are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and pharmaceutical technologies uncompetitive or obsolete. The products and technologies of our competitors may be more effective than the products, product candidates and technologies developed by us. As a result, our products and product candidates may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized product. We are aware of other pharmaceutical companies that are developing competing technologies, which could render ZENPEP obsolete. For example, other pharmaceutical companies, including Biovitrum, Meristem and Solvay/Abbott, have or had been developing microbial or synthetic enzyme products for the treatment of EPI. Altus announced in a November 2006 press release that it planned to initiate a Phase III clinical trial for its PEP in the second quarter of 2007. In late 2008, Altus announced it was suspending development of its synthetic enzyme product for the treatment of EPI. In mid 2009 Alnara Pharmaceuticals Inc. announced that it had acquired the Altus synthetic enzyme product from the Cystic Fibrosis Foundation and was proceeding with additional clinical development. Biovitrum announced in its full year report for 2006 that its PEP was in Phase II. Meristem announced on its website that the Phase I safety study and two Phase II studies for its PEP were complete and that the product was currently undergoing formulation optimization testing. If successful, such competing products could limit the potential success of ZENPEP, and our growth prospects will be materially impaired.

We depend on our senior management and other key personnel to manage the growth of our business, and if we fail to attract and retain additional key personnel, we may not be able to expand our business or manage our growth effectively.

Our success depends significantly upon the continued service and performance of our senior management and other key personnel. High demand exists for senior management and other key personnel in the pharmaceutical industry. The loss of any of these people may negatively impact our ability to manage our company effectively and to carry out our business plan. In particular, we rely on the contributions of our senior management team, which consists of Gearóid Faherty, our Chief Executive Officer and Chairman, Mario Crovetto, our Chief Financial Officer, John Fraher, our Chief Commercial Officer, and Manya S. Deehr, our Chief Legal Officer and Corporate Secretary, and their continued service is critical to our success. Our senior management team is responsible for the development and implementation of our business strategy. Other key personnel include Michael Walters, Executive Vice President, Ruth Thieroff-Ekerdt, M.D., Chief Medical Officer and Robert Becker, M.D., Chief Research Officer. The loss of service of any member of our senior management team or key personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates. Of our senior management team, only Mr. Faherty and Mr. Walters have employment agreements. Notwithstanding his employment agreement, Mr. Faherty may resign at any time.

As we advance our product candidates through clinical trials to commercialization, we will need to expand our marketing and sales capabilities. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

In addition, our growth and success depend on our ability to attract and retain additional highly qualified scientific, technical, clinical, sales, managerial and finance personnel. Intense competition exists among other companies and research and academic institutions for qualified personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products.

The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects.

We frequently enter into co-development agreements to create relationships for the purpose of exploring development opportunities with collaboration partners. In 2009, we entered into four co-development agreements with various collaborators and we continue to negotiate additional co-development agreements. In general, our co-development agreements involve feasibility studies and early-stage development activities whereby we receive an hourly service fee for research and development and, in some instances, may receive additional milestone payments based on the achievement of certain development goals within specified timeframes. Accordingly, our receipt of revenue in a given period during the development phase is dictated in part by the speed at which development goals are met and the time and resources that a collaboration partner wishes to dedicate to development in such period. In some instances, we and our collaboration partner decide to negotiate and include provisions in a co-development agreement that will govern our relationship from development through commercialization. In other instances, we and our collaboration partner elect to define our relationship for the development phases and, if development is promising, may elect to enter into a subsequent agreement that further defines our relationship for subsequent periods of a product’s or product candidate’s life. The likelihood of completing development or progressing past development is highly uncertain notwithstanding the inclusion of provisions that govern the relationship through commercialization. Thus, the existence of such provisions, which could provide for the payment of royalties and sales milestones based on the success of the product, is not indicative of the likelihood that we will receive such payments. We believe we are not substantially dependent on any of our co-development agreements individually; however, the maintenance of such relationships is important to our growth prospects because of the potential that a co-development relationship could evolve into a licensing and supply relationship that could generate significant revenue from licensing fees, product sales, sales milestone payments and/or royalties.

Our obligations under our co-development agreements can include performance of development activities, such as feasibility studies, formulation optimization, stability testing and scale-up of the manufacturing process, supply of the product to the collaborator for clinical testing, assistance in the preparation of regulatory filings by our collaborator and supply of the product for sale by our collaborator. If we fail to meet certain of these obligations, we may lose our rights to certain development fees and future royalty and milestone payments, and our collaboration partners may have the right to terminate the agreement. In addition, many of our agreements allow for the collaboration partner to terminate the agreement with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. We have completed work under some of these agreements without developing a commercial product and, based on past experience, it is likely that a number of these agreements will not progress to the stage where the product is actually commercialized. In addition, even if our collaborators choose not to terminate an agreement, the risk still remains that the collaborator could decide not to launch a particular product. The loss of a collaboration partner, as a result of either our failure to meet our obligations or early termination by the collaboration partner could affect our results of operations and future growth prospects.

Furthermore, our success is in part based upon a reputation that we are an attractive collaborator for leading pharmaceutical companies seeking to enhance existing products or to develop new products. For example, one of our co-development products, EUR-1000, is being developed in collaboration with GlaxoSmithKline, or GSK (acquired Reliant Pharmaceuticals in December 2007), and Amrix® is being commercialized in collaboration with Cephalon, Inc. (acquired Amrix from ECR Pharmaceuticals in August 2007). If we fail to meet our obligations under these and other existing co-development agreements, we may diminish our reputation and decrease our potential future co-development opportunities.

If we are not successful in establishing and maintaining additional co-development relationships, our growth prospects will be materially harmed.

An important element of our business strategy is to establish co-development relationships with third parties to co-develop particular products or to accelerate the development of some of our early-stage product candidates. The process of establishing new co-development relationships is difficult, time-consuming and involves significant uncertainty. We face, and will continue to face, significant competition in seeking appropriate collaboration partners. Moreover, if we do establish co-development relationships, our collaborators may fail to fulfill their responsibilities or may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. In many cases, our collaborators may terminate their relationships with us with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. If we are unable to establish and maintain co-development arrangements on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, seek regulatory approval or undertake commercialization activities at our own expense or find alternative sources of funding, and our growth prospects will be materially harmed.

We rely on our collaboration partners and licensees to successfully commercialize products using certain of our technologies, and we cannot control the actions of such collaborators and licensees. If we, our collaboration partners or licensees are unable to commercialize our co-development product candidates or if we, our collaboration partners or licensees experience significant delays in such commercialization, our growth prospects will be materially harmed.

Our arrangements with collaboration partners and licensees are critical to our success in bringing certain of our products and product candidates to market. In particular, we have invested and expect to continue investing significant time and financial resources in the development of our co-development products. We depend on our collaboration partners to conduct preclinical studies and clinical trials, as may be necessary, and to provide funding for our development of these product candidates. Furthermore, in most instances we rely on collaborators to commercialize our co-development products. If we or a significant number of our collaborators are unable to commercialize our co-development products or experience significant delays in such commercialization, our growth prospects will be materially harmed. The successful commercialization of a product or product candidate will depend on numerous events or factors, including:

•	successfully completing preclinical studies and clinical trials and any additional trials and tests required by the FDA, the EMEA or other applicable regulatory authorities;

•	receiving marketing approvals, to the extent required, from the FDA, the EMEA or other applicable regulatory authorities; and

•	obtaining commercial acceptance, if approved, from the medical community and third-party payors.

We cannot control our collaborators’ or licensees’ performance or the resources they devote to our projects, and some of our collaborators can terminate their agreements with us for no reason and on limited notice. If a collaborator fails to perform as expected, we may have to use funds, personnel, laboratories and other resources that we have not budgeted for, or we may not be able to continue the particular project affected.

We generally expect a number of the new co-development agreements we enter into to terminate without significant development activity. A collaboration partner may choose to use its own or one of our competitors’ technologies to develop a way to reformulate its drug and thus withdraw its support of our product candidate. Alternatively, we may develop a proprietary product candidate that competes directly with products that we currently manufacture for a collaboration partner. In addition, a collaboration partner could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our collaboration that could jeopardize the co-development project. The loss of collaborators or projects could materially adversely affect our business, growth prospects and financial condition.

In addition, we currently manufacture for commercial distribution a number of drugs that are the subject of NDAs that have been approved or other applicable regulatory approval held by our collaborators and licensees. We also manufacture products for distribution and sales by our collaborators and licensees that we believe are exempt from the requirements for FDA approval, generally because the FDA has determined that the product does not need such approval. We also use third-party suppliers to provide bulk active drugs used in our products. Because our customers and suppliers are also subject to FDA regulation, our continued development and manufacturing of these products depends not only on our own compliance with FDA requirements but also on the compliance of customers and suppliers over whom we have no control.

Acquisitions are part of our growth strategy, and we may fail to execute this aspect of our strategy or to successfully integrate any acquired business.

As part of our growth strategy, we evaluate and pursue acquisitions of other businesses, technologies or products. We may not identify appropriate acquisition candidates or successfully consummate any of these acquisitions. To consummate any acquisition, we may need to incur additional debt or issue additional equity securities that dilute your interest. Depending on market conditions, we may not be able to obtain necessary financing for any acquisitions on terms acceptable to us, or at all. In addition, we may be required to pay external costs such as legal advisory, market research consultancy and due diligence fees related to our pursuit and evaluation of potential acquisitions, even if the acquisitions are never consummated. For example, in 2005 we recorded a charge of €973,000 for such external costs related to two potential acquisitions that were not consummated.

Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. Accounting for acquisitions can require impairment losses or restructuring charges, large write-offs of in-process research and development expenses and ongoing amortization expenses related to other intangible assets. We also may incur unexpected or contingent liabilities in connection with acquisitions. In addition, integrating acquisitions can be difficult, and could disrupt our business and divert management resources. If we are unable to manage the integration of any acquisitions successfully, our ability to develop new products and continue to expand our product pipeline may be impaired.

We are exposed to political, economic and other risks that arise from operating a multinational business.

While we are a Dutch company, we have operations in several different countries. For the years ended December 31, 2007, 2008 and 2009, approximately 60%, 52% and 39% of our total revenues, respectively, were derived from sources outside the United States. For the three months ended March 31, 2010, approximately 34% of our total revenues were derived from sources outside the United States. We are therefore exposed to risks inherent in international operations. These risks include, but are not limited to:

•	changes in general economic, social and political conditions;

•	adverse tax consequences;

•	the difficulty of enforcing agreements and collecting receivables through certain legal systems;

•	inadequate protection of intellectual property;

•	required compliance with a variety of laws and regulations of jurisdictions outside of the United States, including labor and tax laws;

•	customers outside of the United States may have longer payment cycles;

•	changes in laws and regulations of jurisdictions outside of the United States; and

•	terrorist acts and natural disasters.

Our business success depends in part on our ability to anticipate and effectively manage these and other regulatory, economic, social and political risks inherent in multinational business. We cannot assure you that we will be able to effectively manage these risks or that they will not have a material adverse effect on our multinational business or on our business as a whole.

Currency exchange rate fluctuations may have a negative effect on our financial condition.

We are exposed to fluctuations in currency from purchases of goods, services and equipment and investments in other countries and funding denominated in the currencies of other countries. In particular, we are exposed to the fluctuations in the exchange rate between the U.S. dollar and the euro. During 2009 and the three months ended March 31, 2010, approximately 70% and 69%, respectively, of our total revenues were denominated in U.S. dollars, while the remainder was denominated in euros. We anticipate that the majority of revenue from commercialization of our products and product candidates will be in U.S. dollars and euros. Fluctuations in currency exchange rates may affect our results of operations and the value of our assets and revenues, and increase our liabilities and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For example, in 2009, we experienced a positive foreign exchange effect on revenues of approximately 3.5% and in the three months ended March 31, 2010, we experienced a negative effect on revenues of approximately 3.8%.

Changes in currency exchange rates may affect the relative prices at which we and our competitors sell products in the same market. Changes in the value of the relevant currencies also may affect the cost of goods, services and equipment required in our operations.

In addition, due to the constantly changing currency exposures and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on our future results and, because we do not currently hedge fully against all currency risks and fluctuations between the U.S. dollar and the euro, such fluctuations may result in currency exchange rate losses. Fluctuations in exchange rates could result in our realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into commercial agreements. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.

Our competitors may develop products that are less expensive, safer or more effective than, and may diminish or prevent the commercial success of, any product candidates that we may bring to market. In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products.

We face intense competition from pharmaceutical and biotechnology companies, including other drug formulation companies, contract research organizations, academic institutions and government agencies. Some of these competitors are also our collaboration partners.

Our competitors may be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our product; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with ZENPEP, EUR-1025, Amrix®, Lamictal® ODT™, co-development products such as EUR-1000, or other products that we have developed or may in the future develop. For example, in 2007 Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates. Competing technologies include the multiple-particle systems of Watson, Biovail and Elan; the controlled-release tablet technologies of Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Solvay/Abbott. The products derived from these technologies may be safer or more efficacious than our products and product candidates.

Potential products being tested in the United States and Europe of which we are not currently aware may also compete with product candidates using our drug formulation systems. Our collaboration partners could choose a competing drug formulation system to use with their drugs instead of ours. In addition, our collaboration partners themselves face competition with other major pharmaceutical companies on products using our drug formulation technologies, which could adversely impact the potential for our technologies and co-development products, as well as our royalty revenues and business and financial condition.

Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we have. Many of them also have more experience than we do in preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals or, as with some competitors, are already established in the market. In addition, their success in obtaining patents may make it difficult or impossible for us to compete with them.

Major technological changes can happen quickly in the drug formulation and pharmaceutical industries. Our competitors’ development of technologically improved or different products may make our technologies and product candidates obsolete or noncompetitive.

In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products. Some of these products may target the same diseases and conditions that are the focus of our drug development programs. For example, Axcan, whose coated PEP product has been licensed from us, has filed an NDA for the product with the FDA. If approved, Ultrase would compete with ZENPEP.

Approximately 61% of employees are represented by collective bargaining or other labor agreements or arrangements, and we could face labor disruptions that would interfere with our operations.

Approximately 61% of our employees are represented by collective bargaining or other labor agreements or arrangements that provide greater bargaining or other rights to employees than do the laws of the United States. Such employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or carrying out staff reductions. In addition, many of our employees are located in Italy and France, where national strikes occur, and our employees may strike even if they do not have a grievance against us. While we believe that our relations with our employees are satisfactory, worker disruption on a local or national level or a significant dispute with our employees could have a material adverse effect on our business, financial position, results of operations and cash flows.

Risks Related to Intellectual Property

Patent protection for our products is important and uncertain.

Our success will depend, in part, on our ability and the ability of our licensees and collaboration partners to obtain patent protection for our technologies and product candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing United States, European and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our technology portfolio. Currently, our patent portfolio consists of over 400 issued patents and nearly 310 pending applications, and it includes patents which protect our Diffucaps®, Microcaps®, AdvaTab®, Biorise® bioavailability enhancement, and polymer conjugation technologies. In addition, we believe features of EUR-1025 and our co-development products and product candidates are specifically covered by certain patents or patent applications in our portfolio.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents and the issued patents of our licensees or collaboration partners may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and various European countries. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Additionally, the nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

Although we have sought to enhance our proprietary position for ZENPEP®, particularly our regulatory exclusivity and patent position, we may not ultimately receive additional issued patents or related patent rights.

We have five years of regulatory exclusivity until August 2014 for ZENPEP in the United States.  In addition, we have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of ZENPEP and, on February 9, 2010, the U.S. Patent and Trademark Office granted U.S. Patent No. 7,658,918, entitled “STABLE DIGESTIVE ENZYME COMPOSITIONS”. This patent is listed in the Orange Book and should provide us with coverage on ZENPEP until at least February 20, 2028. We also have four pending patent applications in the United States as well as an international application under the Patent Cooperation Treaty (PCT) and national patent applications in Argentina, Chile and Taiwan with claims related to ZENPEP. The PCT will provide priority for any foreign applications designated under the PCT upon which we may file for inventions. The applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We also maintain as trade secrets or know-how certain of the technology used in developing or manufacturing ZENPEP.

Regardless of our efforts to enhance our proprietary position for ZENPEP, we may not ultimately receive any additional issued patents or related patent rights, and even if we do, such patent protection may not prevent our competitors from developing similar products that are not covered by such patent(s). The disclosure to, or independent development by, a competitor of certain trade secrets or know-how could materially adversely affect any competitive advantage we may have over any such competitor.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position. For example, while we have filed for patent protection for commercial aspects of ZENPEP in the United States and abroad, we also currently maintain as trade secrets or know-how certain of the technology used in developing or manufacturing ZENPEP. We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our collaboration partners, licensees, employees and consultants. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.

The manufacture, use, offer for sale, sale or importation of our product candidates might infringe on the claims of third-party patents. A party might file an infringement action against us. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of a patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our product candidates in the event of an infringement action. At present, we are not aware of pending or threatened patent infringement actions against us.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly. At present, we have not received any written demands from third parties that we take a license under their patents.

In addition, a number of our contracts with our collaboration partners contain indemnity provisions that purport to indemnify us against any losses that arise from third-party claims that are brought in connection with the use of our products. Similarly, a number of our contracts with our licensors also contain indemnity provisions. In some instances, such provisions may not provide sufficient protection from such claims, if at all.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we have been and may in the future become a party to other patent litigation or proceedings, including interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in the European Patent Office regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships.

Together with Cephalon, we are involved in four patent infringement actions filed in response to four Paragraph IV Certification Notice Letters received in October and November 2008 and June 2009 regarding four separate Abbreviated New Drug Applications (ANDA) submitted to the FDA by Mylan Pharmaceuticals, Inc. (and Mylan Inc.), Barr Laboratories Inc. (and TEVA Pharmaceuticals USA, Inc. and TEVA Pharmaceutical Industries Ltd.), IMPAX Laboratories, Inc. and Anchen Pharmaceuticals, Inc. (and Anchen, Inc.) respectively, requesting approval to market and sell a generic version of the 15 mg and 30 mg strengths of Amrix® (Cyclobenzaprine Hydrochloride Extended-Release Capsules). Each of the companies alleged in their respective notice letters that the U.S. Patent Number 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to us is invalid, unenforceable and/or will not be infringed by the respective company’s manufacture, use or sale of the product described in its ANDA submission. The Eurand patent covers extended-release formulations containing the muscle relaxant cyclobenzaprine and expires on February 26, 2025. Cephalon had a three-year period of marketing exclusivity for Amrix® that expired February 2010. However, thereafter, Amrix® could be subject to generic competition which would significantly reduce our royalty stream from the product.

The following issued European patents are currently subject to opposition procedures before the European Patent Office:

•	EP 1058538 for Fast Disintegrating Tablets;

•	EP 01335706 for Process for the Production of Microspheres of Pancreatic Enzymes with High Stability.

In a recent opposition procedure before the European Patent Office, European patent 0914818 for Intraorally Rapidly Disintegrable Tablet was recently revoked. An appeal of that decision is in process.

Post-issuance oppositions are not uncommon. We and our collaborator are defending our interests in these opposition procedures, and are prepared to appeal adverse decisions. We also believe our freedom to operate or our ability to commercialize any products will not be adversely affected if we or our collaborator are unsuccessful in any of our defenses.

Risks Related to Our Industry

We must comply with the laws, regulations and rules of many jurisdictions relating to the healthcare business, and if we are unable to fully comply with such laws, regulations and other rules, we could face substantial penalties. The United States recently enacted substantial healthcare regulatory reform legislation which will be implemented over a period of years and could significantly affect our business.

We are or will be, directly or indirectly through our customers, subject to extensive regulation by the various jurisdictions in which we may conduct our business, including the United States and the European Union. The laws that directly or indirectly affect our ability to operate our business include the following:

•
the anti-kickback laws that prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid in the United States;

•
other healthcare laws, including Medicare laws in the United States, regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•
laws and regulations, including the U.S. False Claims Act, which impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

•
laws and regulations, including the U.S. False Statements Act, which prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	state law equivalents and comparable laws in countries outside of the United States, including laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations; and

•	laws governing manufacturing and clinical testing of products.

If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of such laws, regulations, rules or policies changes, we may be subject to civil and criminal penalties, damages, fines, disbarment, exclusion from the Medicare and Medicaid programs and curtailment or restructuring of our operations. Similarly, if our customers are found noncompliant with applicable laws, they may be subject to sanctions, which could negatively impact us. Any penalties, damages, fines, curtailment or restructuring of our operations would harm our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many such laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions may be open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management resources from the operation of our business and damage our reputation.

If the government or third-party payors fail to provide coverage and adequate payment rates for our products, the products of our collaboration partners or our future products, if any, our revenues and our prospects for profitability will be harmed.

Third-party payors, which include governments and private health insurers, increasingly are challenging the prices charged for medical products and services. In their attempts to reduce health care costs, they have also limited their coverage and reimbursement levels for new pharmaceutical products. In some cases, they refuse to cover the costs of drugs that are not new but are being used for newly approved purposes. Patients who use a product that we may develop might not be reimbursed for its cost. If third-party payors do not provide adequate coverage and reimbursement for our products, or those of our collaboration partners, or for our future products, doctors may not prescribe these products or patients may not use them. In addition, many third-party payors have implemented other drug cost-containment efforts that include drug utilization review, or prior authorization, for drug formularies and comparative effectiveness studies as well as increases in patient out-of-pocket expenses for more expensive and non-preferred drugs, and such measures may potentially impact the commercial viability or delay the launch of one of our products or those of our customers.

In some countries, particularly those of the European Economic Area, or EEA, the pricing of prescription pharmaceuticals can be subject to government control, often resulting in lower pricing or reimbursement rates than in the United States market. For the years ended December 31, 2007, 2008 and 2009, approximately 47%, 40% and 29% of our revenues were derived in EEA countries, respectively, and those derived Germany represented 21%, 17% and 9% and the United Kingdom represented 12%, 10% and 8%, of our revenues, in the same periods, respectively. For the three months ended March 31, 2010 approximately 27% of our revenues were derived in EEA countries, and those derived Germany represented 12% and the United Kingdom represented 7%, of our revenues in the same period. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing of a product on the market. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares cost-effectiveness of our product candidate with other available products. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Government authorities in many of our target markets have, from time to time, proposed legislation that would permit re-importation of drugs into those markets, including from countries where the drugs are sold at lower prices. This and other regulatory changes of a similar nature could force us to lower the prices at which we sell our products and impair our ability to derive revenues from these products.

Government authorities in many of our target markets have, from time to time, proposed legislation that would permit more widespread re-importation of drugs into jurisdictions in which we sell our products. This could include re-importation from countries where the drugs are sold at lower prices than in jurisdictions in which we sell our products. Such legislation, or regulatory changes of a similar nature, could lead to a decrease in the price we receive for any approved products, which, in turn, could impair our ability to generate revenues. Alternatively, in response to such legislation and to minimize the risk of re-importation, we might elect not to seek approval for or market our products in certain jurisdictions, which could also reduce the revenue we generate from our product sales. For example, the Medicare Prescription Drug legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug re-importation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary retains the discretion not to implement a drug re-importation plan if he finds that the benefits do not outweigh the cost. Proponents of drug re-importation may attempt to pass legislation that would directly allow re-importation under certain circumstances. If legislation or regulations were passed allowing for the re-importation of drugs, the existence of lower cost alternatives could affect the prices we receive for any products that we may develop, thereby affecting our anticipated revenues and prospects for profitability.

We may be exposed to product liability claims, which could result in financial loss.

The use of product candidates in clinical trials and the commercial sale of products may expose us to product liability claims. Our collaboration partners, parties selling the products or consumers may bring these claims, which could result in financial losses. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	significant litigation costs and substantial monetary awards to, or costly settlement with, patients;

•	product recalls and loss of revenue; and

•	the inability to commercialize our product candidates.

We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials, as specifically endorsed, and the commercial sale of our products, but we cannot be certain that this coverage will be sufficient to satisfy any liabilities that may arise. The limit for our group product liability insurance is €20.0 million (or $27.1 million), per occurrence or annual aggregate, with a deductible of €200,000 (or $270,052). As our development activities progress, this coverage may be inadequate and we may be unable to get adequate coverage at an acceptable cost or at all. This could prevent or limit the commercialization of our product candidates.

In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely impact or eliminate the prospects for commercialization of a product candidate or sale of a product subject to any such claim. Off-label use of our product may occur. While we do not promote off-label use, off-label uses of products are common and the FDA does not regulate a physician’s choice of treatment. Off-label use or misuse of our product may subject us to additional liability.

We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business and/or give rise to significant liabilities.

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes, and the cleanup of contaminated sites. The cost of compliance with these laws and regulations could be significant. In the event of a violation of these requirements, including from accidental contamination or injury, we could be held liable for damages exceeding our available financial resources. We could be subject to monetary fines, penalties or third- party damage claims as a result of violations of such laws and regulations or noncompliance with environmental permits required at our facilities. As an owner and operator of real property and a generator of hazardous materials and wastes, we also could be subject to environmental cleanup liability, in some cases without regard to fault or whether we were aware of the conditions giving rise to such liability. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals in the environment. Environmental laws or regulations (or their interpretation) may become more stringent in the future. If any such future revisions require significant changes in our operations, or if we engage in the development and manufacturing of new products or otherwise expand our operations requiring new or different environmental controls, we will have to dedicate additional management resources and incur additional expenses to comply with such laws and regulations.

In the event of an accident, applicable authorities may curtail our use of hazardous materials and interrupt our business operations. In addition, with respect to our manufacturing facilities, we may incur substantial costs to comply with environmental regulations and may become subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

We do not maintain a separate insurance policy for any of the foregoing types of risks. In the event of environmental discharge or contamination or an accident, we may be held liable for any resulting damages, and any liability could exceed our resources.

If we or others identify side effects after any of our products are on the market, we or our collaborators or licensees may be required to withdraw our products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which would hinder or preclude our ability to generate revenues.

If we or others identify adverse side effects after any of our products are on the market:

•	regulatory authorities may withdraw their approvals;

•
we or our collaborators or licensees may be required to reformulate our products, conduct additional clinical trials, change the labeling of our products, implement MSR evaluation and mitigation programs, or implement changes to manufacturers’ facilities to obtain new approvals;

•	we or our collaborators or licensees may have to recall the affected products from the market;

•	we or our collaborators or licensees may experience a significant drop in sales of the affected products;

•	our reputation in the marketplace may suffer;

•	we may become the target of lawsuits, including class action suits; and

•	we or our collaborators or licensees may be required to withdraw our products from the market and may not be able to reintroduce them into the market.

Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.

If the FDA, EMEA or other applicable regulatory agencies approve generic products that compete with any of our products, sales of those products may be adversely affected.

The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product and that the generic product is bioequivalent to ours, meaning it is absorbed in the body and to the same extent as our product. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of a branded product is typically lost to the generic product. Accordingly, competition from generic equivalents could materially adversely impact our revenues, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those products.

Our development of formulations with generic drugs may expose us to litigation.

There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of patent rights. Under the Drug Price Competition and Patent Restoration Act of 1984, when a drug developer files an ANDA for a generic drug, it must certify to the FDA that it believes its product will not infringe on any unexpired patent that a patent holder has listed with the FDA as covering that brand-name product, or that any such patent is invalid or unenforceable. The drug developer must also provide such certification to the patent holder, who may challenge the developer’s certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. Such a patent challenge within the first 45 days of notice of the ANDA certification can result in a 30 month stay of approval by FDA of the ANDA. Certain of our collaboration partners may have or develop generic versions of existing or then existing drugs. Our development of any such generic versions of drugs will be subject to this process. Should a patent holder commence a lawsuit against us with respect to alleged patent infringement, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. Litigation over patents could result in delays in obtaining FDA approval to market our product candidates and diversion of management resources and the costs resulting therefrom. Similar risks of the delay in obtaining approvals in other applicable jurisdictions could result from patent related litigation.

We are currently unable to accurately predict what our short-term and long-term effective tax rates will be in the future.

We are subject to income taxes in the United States and the various other jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings (losses) in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions, which could adversely affect our income tax provisions. Furthermore, we have had a limited historical profitability upon which to base our estimate of future short-term and long-term effective tax rates.

Risks Related to Our Ordinary Shares

We are a “controlled company” under the NASDAQ Stock Market rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

We are a “controlled company” within the meaning of the NASDAQ Stock Market corporate governance standards. Under the NASDAQ Stock Market rules, a company of which more than 50% of the voting power is held by an individual, another company or a group is a “controlled company” and may elect not to comply with certain NASDAQ Stock Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities. We may utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Stock Market corporate governance requirements.

Our ordinary share price could be highly volatile.

The realization of any of the risks described in these “Risk Factors” or other unforeseen risks could have a dramatic and adverse effect on the market price of our ordinary shares. In particular, and in addition to circumstances described elsewhere in these “Risk Factors,” the following events or factors can adversely affect the market price of our ordinary shares:

•	announcements of technological innovations or new products by us or others;

•	public concern as to the safety of products we or others develop;

•	general market conditions;

•	success of research and development projects;

•	changes in government regulations or patent decisions;

•	our or a competitor’s announcement of regulatory approval, delays or problems;

•
the estimates of others, including research analysts, regarding our future performance, anticipated future revenues, expenses, operating losses, capital requirements and our need for additional financing;

•	actions by our competitors; and

•	developments by our collaboration partners.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. The trading price of our ordinary shares has been, and could continue to be, subject to fluctuations in response to these factors, including the sale or attempted sale of a large amount of our ordinary shares into the market. From May 16, 2007, when our ordinary shares began trading on The NASDAQ Global Market, through March 31, 2010, the high and low sales prices of our ordinary shares ranged from $19.60 to $6.17. Broad market fluctuations may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares at or above the price paid for them. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business.

Sales of substantial amounts of our ordinary shares in the public market could depress our share price.

We have a relatively small number of shares that are traded in the market, and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, in the aggregate, beneficially own approximately 54.7% of our outstanding ordinary shares. Any sales of substantial amounts of our ordinary shares in the public market, including sales or distributions of shares by Warburg Pincus, or the perception that such sales might occur, could harm the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities.

Raising additional capital by issuing securities may cause dilution to existing shares.

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and product candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our product candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to achieve commercial success of ZENPEP or costs incurred to launch ZENPEP in the United States;

•	the failure to obtain regulatory approval of ZENPEP in markets outside of the United States;

•	our success in establishing new collaboration partnerships;

•	the success of our collaboration partners in selling products utilizing our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of any of our product candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our product candidates are approved;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance technology or services, or otherwise respond to competitive pressures would be significantly limited. In addition, we may be required to terminate or delay preclinical studies, clinical trials or other development activities for one or more of our product candidates, or delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our products or product candidates.

If we raise additional funds through co-development and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. Further, shareholders’ ownership will be diluted if we raise additional capital by issuing equity securities.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 54.7% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, in the aggregate, beneficially own approximately 54.7% of our outstanding ordinary shares. These shareholders could effectively control all matters requiring our shareholders’ approval, including the election of directors. This concentration of ownership may also cause, delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these shareholders, regardless of the impact of this transaction on our other shareholders.

We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us, our executive officers, our directors or some of our named experts in the United States.

We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from United States courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under United States securities laws in original actions and/or enforce claims for punitive damages. See “Service of Process and Enforceability of Civil Liabilities.”

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether United States courts would enforce such provision in an action brought in the United States under United States securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

We do not anticipate paying dividends on our ordinary shares, which could reduce the return on your investment.

We have not paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, terms of any existing or future debt agreements may preclude us from paying dividends. Accordingly, any return on your investment must come from appreciation of our ordinary shares.

Your rights as a holder of ordinary shares will be governed by Dutch law and will differ from the rights of shareholders under United States law.

We are a limited liability company incorporated under the laws of The Netherlands. The rights of holders of ordinary shares are governed by Dutch law and our articles of association. These rights differ from the typical rights of shareholders in United States corporations. For example, Dutch law significantly limits the circumstances under which shareholders of Dutch companies may bring an action on behalf of a company.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have imposed requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have resulted in substantial legal and financial compliance costs and make some activities more time-consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, as we are now a public company, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.

Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group. If we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Recent adverse changes in United States, global, or regional economic conditions could have a continuing adverse effect on the profitability of some or all of our businesses.

Recent turmoil in the financial markets has adversely affected economic activity in the United States and other regions of the world in which we do business. Although we believe that based on our current cash, cash equivalents and short term investments balances and expected operating cash flows, the current lack of liquidity in the credit markets will not have a material impact on our liquidity, cash flow, or financial flexibility, continued deterioration of the credit and capital markets could cause additional impairments to our investment portfolio, which could negatively impact our financial condition and reported earnings. The continued decline in economic activity could adversely affect demand for our products, thus reducing our revenue and earnings as well as have an adverse impact on our customers, distributors, collaboration partners, suppliers, service providers and ability to develop outlicensing relationships.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2010

EURAND N.V.
(Registrant)

By:  /s/ Mario Crovetto
Mario Crovetto
Chief Financial Officer